Tallgrass Energy, LP

4200 W. 115th Street, Suite 350

Leawood, KS 66211

Phone: 913.928.6060

February 27, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk

Re:	Tallgrass Energy, LP
PREM14A filed February 11, 2020
File No. 1-37365

Schedule 13E-3 filed February 11, 2020
Filed by Tallgrass Energy GP, LLC, et al.
File No. 5-88849

Ladies and Gentlemen:

Set forth below are the responses of Tallgrass Energy, LP (“TGE”) to the oral comments of the staff (the “Staff”) of the Securities and Exchange Commission, provided by Christina Chalk of the Staff to Rachel Ratcliffe of Baker Botts L.L.P. on February 21, 2020, with respect to the above-captioned filings. We are submitting this letter via EDGAR and are concurrently delivering this letter, together with certain written materials referred to in our response to Comment 1 below, to the Staff by hand delivery. Following resolution of the Staff’s comments referred to below, TGE will file Amendment No. 2 to the Proxy Statement and Amendment No. 2 to the Schedule 13E-3, which will incorporate the changes referred to below, as well as certain other updated information.

For your convenience, we have summarized below in bold type each oral comment. TGE’s response to each comment is set forth immediately below the text of each comment. All page references in the responses set forth below refer to pages of Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). Capitalized terms used but not defined herein have the meanings given to such terms in the Amended Proxy Statement.

Schedule 14A

The Merger – Background of the Merger, page 21

1.	We note that, based on Blackstone’s evaluation, all reports prepared by Citi (or any other advisor) that are “materially related to the Merger” have been summarized in the

Amended Proxy Statement and filed as exhibits to Amendment No. 1 to the Schedule 13E-3. However, please provide the Staff with any reports that Blackstone deemed not to be “materially related to the Merger” to allow the Staff to independently verify such reports have been appropriately excluded.

Response: As requested by the Staff, we are providing, under separate cover, copies of written materials related to TGE produced by Citi and delivered to Blackstone following the March 2019 Blackstone Acquisition that were not filed as exhibits to the Schedule 13E-3 based on a determination that such materials were not reports, opinions or appraisals from an outside party that were materially related to the Schedule 13E-3 transaction, and thus not required to be filed under Item 1015 of Regulation S-K.

Generally, we determined each of these materials were not required to be filed under Item 1015 of Regulation S-K for one or more of the following reasons:

•

Materials Related to TGE and/or its Underlying Business and Industry, but not Specific to a Potential Transaction – Certain materials provided by Citi during this period consisted solely of compiled information related to TGE and/or its underlying business and industry, such as information regarding its customers and customer contracts, shareholder base, regulatory considerations and similar matters. These materials did not involve financial analysis of Citi pertaining to TGE or the take-private transaction and we did not view these materials to be “materially related” to the Schedule 13E-3 transaction.

•

Materials Prepared Prior to Blackstone’s Active Evaluation of its Take-Private Proposal – As described in “Special Factors—Background of the Merger” in the Amended Proxy Statement, Blackstone began actively to consider delivering the take-private proposal in the summer of 2019 (“Summer 2019”), against a broad industry backdrop that had changed significantly since the March 2019 Blackstone Acquisition. While Blackstone from time to time received materials from investment banks, including Citi, illustrating a hypothetical take-private transaction prior to Summer 2019, we did not file materials prepared prior to Summer 2019 based on our belief that they were not “materially related” to the Schedule 13E-3 transaction, due to, among other things, the materials (i) being prepared many months in advance of Blackstone’s active evaluation of its initial take-private proposal and under materially different market conditions and (ii) not being relied upon by Blackstone during the course of its active evaluation of its take-private proposal in Summer 2019.

•

Materials Prepared by Citi in its Capacity as a Potential Debt Financing Source – In connection with evaluating debt financing alternatives and potential banks to act as debt financing sources, Blackstone received materials from multiple investment banks, including Citi, that were produced by each bank’s leveraged finance groups in their capacity as potential debt financing sources and not as M&A advisors. We did not view these materials to be the types of reports, opinions or appraisals covered by Item 1015 of Regulation S-K, as they were not prepared by Citi for Blackstone in an advisory capacity, but by potential financing counterparties in their capacity as such.

•

Materials Consisting of Publicly Available Information and not Involving Analysis – Certain of the Citi materials consisted solely of publicly available information of a general nature that Citi compiled after Blackstone’s take-private proposal, such as summaries of analyst and media reports on the take-private proposal and information related to TGE’s stock price and trading volume following the take-private proposal. We did not view these materials to be the types of reports, opinions or appraisals covered by Item 1015 of Regulation S-K, as they do not involve any analysis or advice produced by Citi.

•

Materials that were Not Used or Referred to by Blackstone in Connection with the Schedule 13E-3 Transaction – Certain materials provided by Citi were not used or referred to by Blackstone in connection with the Schedule 13E-3 transaction because Blackstone viewed the materials as incomplete and based on outdated information. We did not file these materials due to our belief that, because they were not used or referred to by Blackstone in connection with the Schedule 13E-3 transaction, they could not be “materially related” to the Schedule 13E-3 transaction.

To facilitate the Staff’s review of the Citi materials being provided under separate cover, we have labeled the cover page of each set of materials with a notation indicating which reason or reasons set forth above were relied upon as the basis for not filing that set of materials.

Citigroup Global Markets, Inc. Financial Advisor…, page 61

2.	We reissue our prior comment No. 18 to disclose the financial forecasts used by Citi in its analyses.

Response: In response to the Staff’s comment, we propose adding the following disclosure to the Amended Proxy Statement:

“Certain January 2019 Financial Projections Referenced in Citi Discussion Materials

In January 2019, in connection with the March 2019 Blackstone Acquisition, management of BIA, an affiliate of Blackstone, prepared internal forecasts with respect to TGE’s future financial and operating performance for Blackstone’s own internal investment monitoring and business planning purposes, as well as for use in connection with evaluating financing alternatives for the March 2019 Blackstone Acquisition. These internal financial forecasts (referred to herein as the “January 2019 Blackstone Projections”) were prepared and shared by Blackstone with Citi in January 2019 in connection with Citi’s role as a debt financing source for the March 2019 Blackstone Acquisition.

As discussed above under “—Citigroup Global Markets Inc. Financial Advisor Discussion Materials Provided to an Affiliate of the Blackstone Parties,” Citi utilized information contained in or derived from the January 2019 Blackstone Projections in the Additional July 3 Discussion Materials. At the time the July 3 Discussion Materials were prepared, the January 2019 Blackstone Projections were outdated and did not reflect changes in general market and industry conditions and changes in TGE’s business, including increased competitive pressures. The January 2019 Blackstone Projections (i) were not prepared for purposes of the Additional July 3 Discussion Materials or otherwise for the purpose of evaluating the Merger, (ii) do not reflect any changes in prospects for TGE’s business, changes in general business or economic conditions, or any other transaction, event or circumstance that has occurred and was not anticipated, or that has occurred but occurred differently than was anticipated, after the projections or any of the prospective financial information contained therein were prepared in January 2019, and (iii) were subsequently superseded by updated information not available as of, and not reflected in the January 2019 Blackstone

Projections, including the prospective financial information prepared by TGE management and summarized under “—Certain Financial Projections” above.

The summary of the January 2019 Blackstone Projections set forth below has been included in this proxy statement solely because these financial projections were utilized by Citi in the Additional July 3 Discussion Materials. The January 2019 Blackstone Projections included in this proxy statement should not be regarded as predictive of actual future results nor should they be construed as financial guidance. The summary of the financial projections is not intended to influence or induce any TGE Shareholder to vote in favor of the Merger Proposal.

The projections and the prospective financial information contained in the January 2019 Blackstone Projections have not been updated since January 2019 and therefore are not intended to reflect and should not be construed as current estimates or assumptions of management of BIA or TGE. None of Blackstone, TGE or any of their respective Affiliates, advisors, directors, officers, employees, agents or representatives has made or makes any representation or warranty to any TGE Shareholder or other person regarding the ultimate performance of TGE compared to the information contained in the prospective financial information or that the projections will be achieved.

These financial projections are subjective in many respects. There can be no assurance that these financial projections will be realized or that actual results will not be significantly higher or lower than forecasted. In addition, the financial projections were not prepared with a view toward public disclosure or toward complying with GAAP, the published guidelines of the SEC regarding projections or the use of non-GAAP financial measures or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information.

The prospective financial information set forth below has been prepared by, and is the responsibility of, management of BIA. Deloitte & Touche LLP has not audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, Deloitte & Touche LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report incorporated by reference in this proxy statement relates to TGE’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

At the time the January 2019 Blackstone Projections were prepared, Blackstone did not have full access to management of TGE or information regarding TGE’s business, as Blackstone did not yet control TGE. While presented with numerical specificity, the January 2019 Blackstone Projections reflect numerous estimates and assumptions made by management of BIA in January 2019 with respect to industry performance and competition, general business, economic, market and financial conditions and matters specific to TGE’s business, all of which are difficult to predict and many of which are beyond TGE’s control. Since the January 2019 Blackstone Projections were prepared, there have been changes in market and industry conditions in the midstream energy sector generally, particularly in the crude transportation industry, as well as increased competitive pressures, and for these reasons and others, certain assumptions underlying the projections have differed in material respects from circumstances that have actually occurred. In developing the financial projections, management of BIA made numerous material assumptions, in addition to the assumptions described above, with respect to TGE’s business for the periods covered by the projections, including:

•	volumes and rates on TGE’s assets;

•	organic growth opportunities and projected volume growth, and the amounts and timing of related costs and potential economic returns;

•	outstanding debt of approximately $5,140 million and $5,464 million, at the end of the applicable period, including a proportionate allocation of debt from TGE’s interest in the REX pipeline; and

•	other general business, market and financial assumptions.

By including in this proxy statement a summary of certain of the January 2019 Blackstone Projections, none of Blackstone, TGE nor any of their respective representatives have made or are making any representation to any person regarding the ultimate performance of TGE compared to the information contained in the financial projections. The unaudited January 2019 Blackstone Projections cover multiple years and such information by its nature becomes less predictive with each succeeding year.

The following table sets forth a summary of the projected financial information for TGE for 2019 and 2020 contained within the January 2019 Blackstone Projections:

	Year Ending December 31,
(in millions, except per share data)	2019E	2020E
Adjusted EBITDA(1)	$973	$979
Maintenance Capital Expenditures	$(32)	$(35)
Interest Expense	$(168)	$(187)
Cash Available for Dividends (CAD)	$773	$757
Dividends	$592	$621
Dividend Coverage	$181	$135
Average Shares Outstanding	283	283
Coverage Ratio	1.31x	1.22x
CAD per share	$2.73	$2.67
Dividends per Share	$2.09	$2.19

(1)

Adjusted EBITDA is calculated in a manner consistent with the Adjusted EBITDA presented in the summary financial projections prepared by TGE management and described under “ —Certain Financial Projections,” which only includes cash distributions received by TGE with respect to TGE’s investment in REX. Citi utilized a forecasted Adjusted EBITDA that included REX’s Adjusted EBITDA, as opposed to distributions, when calculating Adjusted EBITDA. The difference in methodology resulted in the inclusion of an incremental $96MM and $105MM in Adjusted EBITDA for 2019 and 2020, respectively.

For additional information, please read “—Background of the Merger,” and “—The Blackstone Parties’ Purpose and Reasons for the Merger.”

NEITHER BIA NOR TGE INTENDS TO UPDATE OR OTHERWISE REVISE THE ABOVE PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE SUCH PROSPECTIVE FINANCIAL INFORMATION WAS PREPARED OR TO REFLECT THE OCCURRENCE OF SUBSEQUENT EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.”

*****

Should the Staff have any questions with respect to the foregoing responses or require further information, please contact the undersigned at (913) 928-6045, Mollie Duckworth of Baker Botts L.L.P. at (512) 322-2551 and Keith Fullenweider of Vinson & Elkins LLP at (713) 758-3838.

Very truly yours, TALLGRASS ENERGY, LP

By:	Tallgrass Energy GP. LLC, its general partner

By:	/s/ William R. Moler
William R. Moler
Chief Executive Officer

cc:	Mollie Duckworth, Baker Botts L.L.P.

Keith Fullenweider, Vinson & Elkins LLP

Christopher R. Jones, Executive Vice President, General Counsel and Secretary